Via Facsimile and U.S. Mail
Mail Stop 4720

May 20, 2010

Mr. Christopher J. Swift
Executive Vice President and Chief Financial Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 0615

Re: **The Hartford Financial Services Group, Inc.**
        Schedule 14A filed April 8, 2010
        File No. 001-13958

Dear Mr. Swift:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 8, 2010

Compensation Discussion and Analysis
Performance Shares
HIMCO Performance Units, page 35

1. You disclose that for HIMCO performance units granted in 2009, your Compensation Committee approved investment performance measures relative to benchmarks such as the Barclays Aggregate and Barclays Universal indices for the general account and peer relative performance for the mutual funds and other third party funds (using Lipper and Callan peer ratings). Please provide us with

draft disclosure for your 2011 proxy statement that provides the approved
investment performance measures for your HIMCO performance units.

<u>2009 Annual Incentive Awards, page 43</u>

2. You disclose on page 44 that your 2009 Annual Incentive Awards are based 50%
on your Compensation Committee's qualitative assessment of 2009 performance.
This qualitative assessment includes evaluations of your (i) achievement of risk
management goals, (ii) capital management and net income results, and (iii)
performance against critical non-financial strategic and operational objectives.
Please provide us with draft disclosure for your 2011 proxy statement that
provides the risk management goals and non-financial strategic and operational
objectives. Please also confirm that in your 2011 proxy statement you will discuss
your Compensation Committee's evaluation of each objective and/or result
evaluated, including the evaluation of (i) through (iii) above, at the end of the
fiscal year and how the level of achievement will affect the actual bonuses to be
paid.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;
- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director